UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

--------------

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)

Riviera Holdings Corporation

(Name of Issuer)

Common Stock $.001 par value

(Title of Class of Securities)

7696271003

(CUSIP Number)

Syd Ghermezian

Triple Five Investco, LLC.

9510 West Sahara, Suite 200

Las Vegas, Nevada 89117

Tel. No.: (702) 242-6937

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

June 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☒

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 769271003

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Triple Five Investco LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER
NUMBER OF SHARES		0
BENEFICIALLY	________________________________________________
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON		1,138,600
WITH	________________________________________________
	9	SOLE DISPOSITIVE POWER
		0
	________________________________________________
	10	SHARED DISPOSITIVE POWER
		1,138,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,138,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2% based on 12,340,755 shares of Common Stock outstanding as of April 30, 2005

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 7296271003

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Dominion Financial LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER
NUMBER OF SHARES		0
BENEFICIALLY	_______________________________________________
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON		45,450
WITH	_______________________________________________
	9	SOLE DISPOSITIVE POWER
		0
	_______________________________________________
	10 SHARED DISPOSITIVE POWER
		45,450

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,450

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.4% based on 12,340,755 shares of Common Stock outstanding as of April 30, 2005

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 7296271003

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Syd Ghermezian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER
NUMBER OF SHARES		0
BENEFICIALLY	_______________________________________________
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON		1,184,050
WITH	_______________________________________________
	9	SOLE DISPOSITIVE POWER
		0
	_______________________________________________
	10	SHARED DISPOSITIVE POWER
		1,184,050

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,184,050

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6% based on 12,340,755 shares outstanding as of April 30, 2005

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to the common stock, par value $.001 per share, of Riviera Holdings Corporation (“Riviera”), a Nevada corporation, having its principal executive offices at 2901 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

Item 2. Identity and Background

(a) – (c), (f)    This statement is being filed by Triple Five Investco LLC, a Nevada limited liability company, Dominion Financial LLC, a Nevada limited liability company and Syd Ghermezian, a Canadian citizen (collectively the “Reporting Persons”). Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934 (the “Exchange Act”), the Reporting Persons have agreed to file one statement jointly with respect to their beneficial ownership of common stock of Riviera. The Reporting Persons do not constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Exchange Act. The address of each of the Reporting persons is 9510 West Sahara, Suite 200, Las Vegas, Nevada, 89117. Syd Ghermezian is an investor, with emphasis in real estate, stocks and bonds.

(d), (e) During the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

An aggregate of $23,426,659 was used to acquire the shares of common stock of Riviera beneficially owned by the Reporting Persons. The source of the funds was working capital.

Item 4. Purpose of Transaction

The shares of common stock of Riviera beneficially owned by the Reporting Persons were originally acquired and held for investment. At this time, the Reporting Persons are considering the possibility of acquiring more shares of common stock of Riviera in the open market and/or directly from other shareholders, from time to time and depending on market conditions, and subject to any regulatory requirements of the Nevada State Gaming Control Board and the Colorado Division of Gaming. The Reporting Persons intend to meet with management of Riviera to explore strategic alternatives. Although the Reporting Persons have not formulated specific definitive plans or proposals, such strategic alternatives could involve any of several of the types of actions enumerated in Item 4 of Schedule 13D including, without limitation, a restructuring to separate the casino from the real estate operations.. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change his/her purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) and (b) Reference is made to the cover pages of this Schedule 13D for information on ownership of common stock of Riviera. Each Reporting Person hereby specifically disclaims beneficial ownership in the shares of common stock of Riviera directly owned by the other Reporting Persons.

(c) Of the Riviera shares held by Triple Five Investco LLC, 700 were purchased in the open market for $12.82 per share on April 6, 2005, 1,600 were purchased in the open market for $13.65 per share on April 8, 2005 and 1,136,300 in a private transaction for $20 per share on May 5, 2005. The 44,950 shares held by Dominion Financial LLC were purchased in the open market in multiple transactions from April 7, 2005 through May 9 at prices ranging from $12.41 per share to $17.40 per share. The average price for all shares was $19.79 per share. .

(d) The ultimate economic interest in all of the Riviera shares held by the Reporting Persons is held by certain members of the Ghermezian Family by virtue of their ownership, directly or indirectly, of various entities, which entities own each of the entities that are Reporting Persons. The members of the “Ghermezian Family” are Canadian citizens, with principal business interests in Canadian and U.S. real estate and other ventures.

(e) not applicable.

Item 6. Contracts, Arrangements, Understandings or relationships with Respect to Securities of the Issuer

Not applicable

Item 7. Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement dated June 8, 2005 among Triple Five Investco LLC, Dominion Financial LLC and Syd Ghermezian.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2005

TRIPLE FIVE INVESTCO LLC

By: /s/ Syd Ghermezian
Name: Syd Ghermezian
Title: Manager

DOMINION FINANCIAL LLC

By: /s/ Syd Ghermezian
Name: Syd Ghermezian
Title: Manager

/s/ Syd Ghermezian
Name: Syd Ghermezian

.

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, to file a joint statement on Schedule 13D and amendments thereto pertaining to their beneficial ownership of shares of common stock of Riviera Holdings Corporation.

This agreement may be terminated for any reason by any party hereto immediately upon the personal delivery or facsimile transmission of notice to that effect to the other parties hereto.

Dated: June 8, 2005

TRIPLE FIVE INVESTCO LLC

By :/s/ Syd Ghermezian
Name: Syd Ghermezian
Title: Manager

DOMINION FINANCIAL LLC

By: /s/ Syd Ghermezian
Name: Syd Ghermezian
Title: Manager

/s/ Syd Ghermezian
Name: Syd Ghermezian